UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 4

WEBSENSE, INC.

(Name of Subject Company (Issuer))

TOMAHAWK MERGER SUB, INC.

TOMAHAWK ACQUISITION, LLC

(Name of Filing Persons (Offerors))

VISTA EQUITY PARTNERS FUND IV, L.P.

(Name of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

947684106

(CUSIP Number of Class of Securities)

Brian Sheth

Tomahawk Acquisition, LLC

c/o Vista Equity Partners Fund IV, L.P.

401 Congress Avenue

Suite 3100

Austin, Texas 78701

(512) 730-2400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Breach, Esq.

Daniel Wolf, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$985,610,959	$134,438

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 36,664,755 shares of voting common stock, par value $0.01 per share, at an offer price of $24.75 per share. The transaction value also includes (i) 1,971,511 shares subject to outstanding restricted stock units (assuming unearned performance-based restricted stock units will be settled for the maximum number of shares subject to each such award of performance-based restricted stock units) multiplied by the offer price of $24.75 per share, (ii) 1,154,547 shares issuable pursuant to outstanding options with an exercise price less than $24.75 per share, which is calculated by (x) multiplying the number of shares underlying such options at each exercise price therefor by an amount equal to $24.75 minus such exercise price and (y) dividing such product by the offer price of $24.75 per share, and (iii) an aggregate of 31,852 shares subject to outstanding purchase rights under the Amended and Restated Websense, Inc. Employee Stock Purchase Plan multiplied by the offer price of $24.75 per share. The calculation of the filing fee is based on information provided by Websense, Inc. as of May 19, 2013.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $134,438	Filing Party: Tomahawk Merger Sub, Inc.
Tomahawk Acquisition, LLC Vista Equity Partners Fund IV, L.P.
Form of Registration No.: Schedule TO, as amended by Amendment 1 to Schedule TO	Date Filed: May 28, 2013 and May 29, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) to the Tender Offer Statement on Schedule TO (together with this Amendment and any other amendments and supplements thereto, the “Schedule TO”) is being filed by (i) Tomahawk Acquisition, LLC, a Delaware limited liability company (“Parent”), (ii) Tomahawk Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Purchaser”), and (iii) Vista Equity Partners Fund IV, L.P., an affiliate of each of Parent and Purchaser (“VEPF IV”). This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Websense, Inc., a Delaware corporation (the “Company”), at a price of $24.75 per Share net to the seller in cash without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated May 28, 2013 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 4. Terms of the Transaction

The following sentence found on pages 3 and 11 of the Offer to Purchase shall be deleted its entirety: “Based on the total number of Shares outstanding on May 19, 2013, the aggregate number of outstanding Shares required to be tendered to satisfy the Minimum Condition is approximately 75%.”

The final paragraph of Section 7 “Certain Information Concerning the Company” on page 23 shall be deleted in its entirety.

Items 6 and 7. Purposes of the Transaction and Plans or Proposals; Source and Amount of Funds or Other Consideration

Items 6 and 7 of the Schedule TO and the disclosure under Section 11 “The Merger Agreement” of the Offer to Purchase are hereby amended and supplemented by inserting the following sentence as the last sentence of the sole paragraph under the heading “Marketing Period”:

“The Marketing Period commenced on June 4, 2013.”

Item 11. Additional Information

Item 11(a) of the Schedule TO and the disclosure under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by inserting the following paragraph into the Schedule TO after the first paragraph under the heading “California Litigation”:

“On June 4, 2013, plaintiff filed an amended complaint in this action that adds allegations challenging the adequacy of the disclosures the Company has made in connection with the proposed acquisition and makes allegations about the independence of the Company’s financial advisor. The foregoing description is qualified in its entirety by reference to the amended complaint which is filed as Exhibit 99(a)(5)(E). The same day, plaintiff filed an ex parte application for expedited discovery. Krieger withdrew his application for expedited discovery on June 10, 2013.”

Item 11(a) of the Schedule TO and the disclosure under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by inserting the following paragraph into the Schedule TO as the last paragraph under the heading “Delaware Litigation”:

“On June 4, 2013, plaintiff filed a motion for expedited proceedings in this action. The Delaware Chancery Court denied this motion on June 6, 2013, finding, among other things, that the ‘grounds for injunctive relief identified in the complaint are not sufficiently weighty to warrant the scheduling of an expedited proceeding.’”

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(E)	Amended and Class Action Complaint dated June 4, 2013 (Joel Krieger v. Websense, Inc., et al.).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOMAHAWK MERGER SUB, INC.

By	/s/ Brian N. Sheth
Name:	Brian N. Sheth
Title:	CEO, President and Secretary
Date:	June 10, 2013

TOMAHAWK ACQUISITION, LLC

By	/s/ Brian N. Sheth
Name:	Brian N. Sheth
Title:	CEO, President and Secretary
Date:	June 10, 2013

VISTA EQUITY PARTNERS FUND IV, L.P.

By	Vista Equity Partners Fund IV GP, LLC
Its:	General Partner

By	VEFIIGP, LLC
Its:	Senior Managing Member

By	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member
Date:	June 10, 2013

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 28, 2013.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by the Company and Vista Equity Partners Fund IV, L.P. on May 20, 2013 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on May 20, 2013).*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on May 28, 2013.*

(a)(5)(A)	Class Action Complaint dated May 23, 2013 (Joel Krieger v. Websense, Inc., et al.).*

(a)(5)(B)	Class Action Complaint dated May 23, 2013 (Hilary Coyne v. Websense, Inc., et al.).*

(a)(5)(C)	Class Action Complaint dated May 30, 2013 (Laborers’ Local #231 Pension Fund v. Websense, Inc., et al.).*

(a)(5)(D)	Class Action Complaint dated May 31, 2013 (Shelley Willner v. Websense, Inc., et al.).*

(a)(5)(E)	Amended and Class Action Complaint dated June 4, 2013 (Joel Krieger v. Websense, Inc., et al.).

(a)(8)	Joint Press Release issued by the Company and Vista Equity Partners Fund IV, L.P. on May 28, 2013.*

(b)(1)	Debt Commitment Letter among Tomahawk Acquisition, LLC, J.P. Morgan Securities LLC, JPMorgan Chase Bank, N.A., Royal Bank of Canada, RBC Capital Markets, Guggenheim Corporate Funding, LLC, Guggenheim Private Debt Fund Note Issuer, LLC, NZC Guggenheim Fund LLC, Heritage Life Insurance Company, Guggenheim Life and Annuity Company and Equitrust Life Insurance Company, dated May 19, 2013.*

(d)(1)	Agreement and Plan of Merger, dated as of May 19, 2013, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on May 21, 2013).*

(d)(2)	Confidentiality Agreement, dated as of April 8, 2013, between Vista Equity Partners III, LLC and the Company.*

(d)(3)	Limited Guarantee, dated as of May 19, 2013, delivered by Vista Equity Partners Fund IV, L.P. in favor of the Company.*

(d)(4)	Equity Commitment Letter, dated as of May 19, 2013, from Vista Equity Partners Fund IV, L.P. to Parent.*

(g)	None.

(h)	None.

*	Previously Filed